Exhibit 3.3

CERTIFICATE OF CORRECTION

OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NRG YIELD, INC.

NRG Yield, Inc., a Delaware corporation (the “Corporation”), hereby certifies, pursuant to Section 103 of the Delaware General Corporation Law (the “DGCL”), as follows:
1. The Corporation filed a Second Amended and Restated Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware on May 14, 2015 (the “Certificate of Incorporation”) and the Certificate of Incorporation requires correction as permitted by Section 103(f) of the DGCL.
2. Article SIX of the Certificate of Incorporation is an inaccurate record of the corporate action referred to therein because the words “votes entitled to be cast by all” were omitted from Article SIX. Article SIX of the Certificate of Incorporation is hereby corrected to read in its entirety as follows:

Except as provided by this Certificate and any duly authorized certificate of designation of any series of Preferred Stock, each director shall be elected by the vote of a plurality of the votes entitled to be cast by all shares of Common Stock entitled to vote on the election of directors voting as a single class and represented in person or by proxy at any meeting for the election of directors at which a quorum is present.

3. Article TEN of the Certificate of Incorporation is an inaccurate record of the corporate action referred to therein because (i) the word “by” and the words “votes entitled to be cast by all” were omitted from the first sentence of Section 1 of Article TEN and (ii) the words “votes entitled to be cast by all” were omitted from the second sentence of Section 1 of Article TEN. The first and second sentences of Section 1 of Article TEN of the Certificate of Incorporation are hereby corrected to read in their entirety as follows:

Subject to the rights, if any, of the holders of any series of Preferred Stock to remove directors (with or without cause) and fill the vacancies thereby created (as specified in any duly authorized certificate of designation of any series of Preferred Stock), no director may be removed from office except for cause and by the affirmative vote of the holders of a majority of the votes entitled to be cast by all shares of Common Stock then outstanding voting as a single class. Notwithstanding the foregoing, if the holders of any class or series of capital stock are entitled by the provisions of this Certificate (including any duly authorized certificate of designation of any series of Preferred Stock) to elect one or more directors, such director or directors so elected may be removed with or without cause by the vote of the holders of a majority of the votes entitled to be cast by all outstanding shares of that class or series entitled to vote.

[Signature page follows]

In witness whereof, the Corporation has caused this certificate to be signed by its duly authorized officer on the date set forth below.

NRG YIELD, INC.

By:	/s/ Brian Curci
Name:	Brian Curci
Title:	Corporate Secretary

Date:	2/23/2016